Exhibit 99.3

INFORMATION REGARDING ENEL GREEN POWER LATIN AMÉRICA S.A.

A.	History and Development

Enel Green Power Latin América S.A. (“EGPL”) was a closely held stock corporation (sociedad anónima cerrada) organized under the laws of the Republic of Chile, which was an indirectly wholly-owned subsidiary of Enel S.p.A. (“Enel”) and a direct owner of 99.99% of Enel Green Power Chile Limitada (“EGPL Chile”), which held a controlling interest in the generation companies that EGPL operated.

On April 2, 2018 and as a result of a corporate reorganization, EGPL merged into Enel Chile S.A. (“Enel Chile”), thereby consolidating conventional and non-conventional renewable energy businesses in Chile under one company, Enel Chile. In the merger, EGPL was absorbed by Enel Chile and EGP Chile became a direct and wholly-owned subsidiary of Enel Chile instead. EGP Chile is an electricity utility company engaged in the generation business in Chile and a leader in Chile’s renewable energy market with a mixed portfolio of wind, solar, hydroelectric and geothermal power. Unless the context specifies otherwise, all references in this document to EGPL refer to EGPL and its subsidiaries, including EGP Chile and its subsidiaries, prior to EGPL’s merger with Enel Chile.

As of the date of this filing, EGP Chile has 19 operational power plants with a total installed capacity of 1,196 MW consisting of 564 MW of wind power, 492 MW of solar power, 92 MW of hydroelectric power and 48 MW of geothermal power. On April 4, 2018, the Sierra Gorda Este wind farm (112 MW) began its commercial operations but the Cerro Pabellón geothermal plant (48 MW) has not yet started official commercial operations and is selling electricity on a test basis instead.

Until 2013, EGPL had 92 MW of installed capacity from the Pullinque and Pilmaiquén hydroelectric plants. In 2013, EGPL made the decision to focus on growing its installed capacity and began by expanding its power sources to include wind with the acquisition of Parque Talinay Oriente and completion of construction of the Parque Eólico Valle de los Vientos. By December 31, 2013, EGPL had 272 MW of installed capacity, making it the operator with the most installed wind capacity in Chile. EGPL was awarded contracts for 162 MW of renewable energy and invested US$ 320 million in two new solar plants and one new wind plant.

In 2014, EGPL continued to expand by commencing construction on the Talinay Poniente wind farm and the Chañares, Diego de Almagro and Finis Terrae solar plants. By December 31, 2014, EGPL had 507 MW of installed capacity and had completed construction on Parque Eólico Tal Tal and the Lalackama I and II and Tal Tal solar power plants as well as the Ollagüe plant, the first off-grid hybrid (wind and solar) plant.

In 2015, EGPL focused on continued growth as well as maintenance of existing facilities impacted by natural disasters. It rebuilt the Diego de Almagro solar power plant after it was damaged by floods, as well as the Talinay Oriente and Talinay Poniente wind plants which were damaged by an 8.4-magnitude earthquake with an epicenter offshore, in central Chile. A volcanic eruption in southern Chile also affected plant operations. EGPL also began construction on the Cerro Pabellón geothermal plant (the first such plant in South America, at 4,500 meters above sea level), the Buenos Aires and Renaico wind farms, and the Pampa Norte solar plant. By December 31, 2015, EGPL had total installed capacity of 606 MW and had completed construction of the Carrera Pinto solar plant.

In 2016, EGPL began operating La Silla solar plant and began construction on the Sierra Gorda Este wind plant. By December 31, 2016, Enel reached its goal of 1 GW of installed capacity in Chile, well before its 2017 target.

Capital Investments and Capital Expenditures

EGP Chile coordinates its overall financing strategy, including the terms and conditions of loans and intercompany advances entered into by its subsidiaries, in order to optimize debt and liquidity management. Generally, its operating subsidiaries independently plan capital expenditures financed by internally generated funds or direct financings. Although EGP Chile has considered how these investments will be financed as part of its budget process, it has not committed to any particular financing structure, and investments will depend on the prevailing market conditions at the time the cash flows are needed.

EGP Chile’s investment plan is flexible enough to adapt to changing circumstances by giving different priorities to each project in accordance with profitability and strategic fit. Investment priorities are currently focused on developing additional renewable energy capacity to guarantee adequate levels of reliable supply while maintaining a high standard of operational efficiency, as well as remaining focused on the environment.

For 2018-2022, EGP Chile expects to make capital expenditures of US$ 1,016 million related to investments currently in progress, maintenance of existing generation plants and studies required to develop other potential generation projects. For further detail regarding these projects please see “D. Property, Plants and Equipment-Project Investments.”

The table below sets forth the expected capital expenditures for the 2018-2022 period and the capital expenditures incurred in 2017, 2016 and 2015:

	Estimated 2018-2022	2017	2016	2015
	(in million of US$)
Capital Expenditures	1,016	176	683	219

EGPL’s capital expenditures for 2017, 2016 and 2015 were principally related to expansion of the business and maintenance of existing projects.

A portion of its capital expenditures is reserved for maintenance, and for the assurance of quality and operational standards of its facilities. Projects in progress will be financed with resources provided by external financing as well as internally generated funds.

B.	Business Overview.

EGP Chile is a non-conventional renewable generation company with operations in Chile.

EGP Chile currently owns and operates 19 generation units in Chile with an aggregate installed capacity of 1,196 MW. As of December 31, 2017, the Sierra Gorda Este wind farm (112 MW) and the Cerro Pabellón geothermal plant (48 MW) have not officially started commercial operations, and therefore are not part of the national installed capacity. These power plants are selling their energy to the system in their condition of units “in tests”. However, on April 4, 2018, the Sierra Gorda Este wind farm initiated its commercial operations. As of December 31, 2016 and December 31, 2015, EGPL owned and operated 17 generation units in Chile with an aggregate installed capacity of 1,036 MW and 11 generation units in Chile with an aggregate installed capacity of 586 MW, respectively.

The following tables summarize the information relating to EGPL’s capacity, electricity generation and energy sales:

ELECTRICITY DATA

	Year ended December 31,
	2017	2016	2015
Number of generating units(1)	19	16	11
Installed capacity (MW)(2)	1,196	1,036	586
Electricity generation (GWh)	3,144	2,162	1,528
Energy sales (GWh)	3,476	2,811	1,762

(1)	For details on generation facilities, see “D. Property, Plants and Equipment.”
(2)	Total installed capacity is defined as the maximum capacity (MW), under specific technical conditions and characteristics. In most cases, installed capacity is confirmed by satisfaction guarantee tests performed by equipment suppliers. Figures may differ from installed capacity declared to governmental authorities and customers, according to criteria defined by such authorities and relevant contracts.

EGPL’s consolidated electricity sales in 2017 were 3,476 GWh and its production was 3,144 GWh, a 24% increase and a 45% increase, respectively, compared to 2016. Currently, wind power capacity represents 47% of its total installed capacity in Chile, solar capacity 41%, hydroelectric 8% and geothermal 4%.

In the Chilean electricity industry, it is common to divide the business into hydroelectric, geothermal, wind, solar and other generation, because each type of generation has significantly different variable costs.

The contracting electricity market is composead of final customers, distribution companies and other generation companies. Dividing sales by customer type in terms of regulated and unregulated customers is useful in managing and understanding the business. EGP Chile’s generation companies sell electricity to regulated customers through distribution companies and to unregulated customers directly. The sales to distribution companies to supply the distributors’ regulated customers; that is, residential, commercial or others are classified as regulated sales and are subject to government regulated electricity tariffs. The sales of generation companies to distribution companies to supply the distributors’ unregulated customers are also classified as regulated sales and are also governed by contracts at a regulated electricity tariff. The sales of EGP Chile’s generation companies directly to large commercial and industrial customers and other generators are classified as unregulated sales and are generally governed by contracts with freely negotiated prices and terms. Finally, pool market sales are the sales that take place when generation companies are dispatched by the CEN in excess of their contractual obligations and therefore must sell their surplus electricity in the pool market. When the generators electricity dispatched is less than their contractual commitments with their customers, they must purchase their deficit from other generators in the pool market as well. These purchase and sale transactions among electricity companies are normally carried out in the pool market at the spot price, and are not subject to contractual agreements.

As Non-Conventional Renewable Energy (“NCRE”) power plants’ generation depends directly on renewable sources that are very variable (wind, sun, water, etc.), production is not constant and must be assessed with a probabilistic approach. In order to mitigate these business risks, including spot market exposure, EGP Chile’s commercial strategy considers these factors and includes a diversification of both technology and different types of clients.

Operations

EGP Chile owns and operates a total of 19 generation units in Chile through its subsidiaries. As of December 31, 2017, the Sierra Gorda Este and Cerro Pabellón plants were still being tested and on April 4, 2018, the Sierra Gorda Este plant began its commercial operations. For information on the installed generation capacity for each of EGPL’s subsidiaries, see “D. Property, Plants and Equipment.” All of EGP Chile’s generation units are connected to the National Electricity System (“SEN” in its Spanish acronym), the Chilean national interconnected electricity system formed in November 2017 through the integration of the SIC and SING.

EGPL’s total gross electricity generation in Chile accounted for a 4.3% of total gross electricity market share in the SEN in 2017.

The following table sets forth the electricity generation by each of EGPL’s generation companies:

ELECTRICITY GENERATION BY COMPANY (GWh)

	2017	2016	2015
Enel Green Power del Sur SpA	1,401	700	0.3
Empresa Eléctrica Panguipulli S.A.	893	705	809
Parque Eólico Tal Tal S.A.	291	286	267
Parque Talinay Oriente S.A.	187	176	175
Parque Eólico Valle de los Vientos S.A.	251	245	231
Geotérmica del Norte S.A.	62	—	—
Almeyda Solar SpA	59	51	46

Total	3,144	2,162	1,528

Electricity sales and generation

Total industry electricity sales increased 1.4% during 2017 as compared to 2016, according to the monthly energy report published in January 2018 by CEN.

EGPL’s electricity sales were 3,476 GWh in 2017, 2,811 GWh in 2016 and 1,762 GWh in 2015. EGPL had and EGP Chile currently supplies electricity to several regulated electricity distribution companies, large unregulated customers, other generation companies and the pool market. All commercial relationships with its customers are governed by contracts.

Supply contracts with distribution companies must be auctioned, and are standardized. Supply contracts with unregulated customers and other generation companies are agreed between both parties, reflecting competitive market conditions.

Contracts are generally on a long-term basis and typically range from fifteen to twenty years. Some contracts may be automatically extended at the end of the applicable term, unless terminated by either party upon prior notice. If EGP Chile experiences a force majeure event, as contractually defined, it is allowed to reject purchases and it has no obligation to supply electricity to its unregulated customers or other generation companies. Disputes are subject to binding arbitration between the parties.

For a detailed description of the Electricity Regulatory Framework, please refer to “Item 4. Information on the Company – B. Business Overview – Electricity Industry Regulatory Framework” of the Enel Chile Annual Report on Form 20-F for year ended December 31, 2017, as amended.

For further detail on recent developments, please refer to Note 4B of the Notes to Enel Chile’s unaudited interim consolidated financial statements as of March 31, 2018 and for the three-month period ended March 31, 2018.

C. Organizational Structure.

Principal Subsidiaries and Affiliates

EGP Chile is part of an electricity group controlled by Enel, its Italian ultimate controlling shareholder. Enel is an energy company with multinational operations in the power and gas markets, with a focus on Europe and Latin America. Enel operates in over 30 countries across four continents, produces energy through a net installed capacity of 83 GW and distributes electricity and gas through a network covering 2.1 million kilometers. With over 65 million users worldwide, Enel has the largest customer base among European competitors and figures among Europe’s leading power companies in terms of installed capacity and reported EBITDA. Enel trades on the Milan Stock Exchange. As of April 2, 2018, and as a result of the merger of EGPL with Enel Chile, EGP Chile is now a direct subsidiary of Enel Chile, a company which is also controlled by Enel.

The companies listed in the following table were consolidated by EGPL as of December 31, 2017 and Enel Chile as of the date of this filing. In the case of subsidiaries, EGPL’s economic interest in its subsidiaries were calculated by multiplying its percentage of economic interest in a directly held subsidiary by the percentage economic interest of any entity in the chain of ownership of such ultimate subsidiary.

Principal Companies	% Economic Ownership of Each Main Subsidiary by EGPL	Consolidated Assets of Each Main Subsidiary on a Stand- Alone Basis	Revenues and Other Operating Income of Each Main Subsidiary on a Stand-alone Basis
	(in %)	(in millions of US$)
Enel Green Power Chile Limitada	99.99	1,354	40
Enel Green Power del Sur SpA	100	1,086	174
Geotérmica del Norte S.A.	84.59	539	15
Empresa Eléctrica Panguipulli S.A.	100	437	109
Parque Talinay Oriente S.A.	61.37	220	24
Parque Eólico Tal Tal S.A.	100	171	45
Parque Eólico Valle de los Vientos S.A.	100	131	28
Almeyda Solar SpA	100	74	11
Empresa Nacional de Geotermia S.A.	51	3	—

Principal Subsidiaries

Enel Green Power Chile Limitada (“EGP Chile”)

EGP Chile wholly owns all of the generation companies that EGPL operated. On April 2, 2018 and as a result of a corporate reorganization, EGPL merged with Enel Chile. In the merger, EGPL was absorbed by Enel Chile and EGP Chile became a wholly-owned subsidiary of Enel Chile. EGP Chile is an electricity utility company engaged in the generation business in Chile, becoming a leader in Chile’s renewable energy market with a diversified portfolio of wind, solar, hydroelectric and geothermal power.

Empresa Eléctrica Panguipulli S.A. (“Panguipulli”)

Panguipulli is a generation company, with a total installed capacity of 271 MW comprised of the Pullinque hydroelectric power plant (51 MW), the Pilmaiquén hydroelectric power plant (41 MW), the Talinay Oriente wind power plant (90 MW), the Lalackama I solar power plant (60 MW), the Lalackama II solar power plant (18 MW) and the Chañares solar power plant (40 MW). Panguipulli is wholly-owned by EGP Chile.

Geotérmica del Norte S.A.

Geotérmica del Norte S.A. is a generation company, which owns the Cerro Pabellón geothermal power plant in northern Chile with a total installed capacity of 48 MW. EGP Chile holds an 84.6% interest in Geotérmica del Norte S.A. and Empresa Nacional del Petróleo S.A., a state-owned Chilean petroleum company, holds the remaining interest.

Almeyda Solar SpA

Almeyda Solar SpA is a generation company, which owns the Diego de Almagro solar power plant in northern Chile with a total installed capacity of 36 MW. Almeyda Solar SpA. is wholly-owned by EGP Chile.

Parque Eólico Tal Tal S.A.

Parque Eólico Tal Tal S.A. is a generation company, which owns the Tal Tal wind power plant in northern Chile with a total installed capacity of 99 MW. Parque Eólico Tal Tal S.A. is wholly-owned by EGP Chile.

Parque Talinay Oriente S.A.

Parque Talinay Oriente S.A. is a generation company, which owns the Talinay Oriente wind power plant in central Chile with a total installed capacity of 90 MW. Enel Green Power S.p.A. holds a 34.57% direct interest and EGP Chile holds a 61.37% direct interest. The 4.06% remainder is hold by Simest SpA.

Parque Eólico Valle de los Vientos S.A.

Parque Eólico Valle de los Vientos S.A. is a generation company, which owns the Valle de los Vientos wind power plant in northern Chile with a total installed capacity of 90 MW. Parque Eólico Valle de los Vientos S.A. is wholly-owned by EGP Chile.

Enel Green Power del Sur SpA

Enel Green Power del Sur SpA is a generation company with a total installed capacity of 561.9 MW comprised of the Renaico wind power plant (88 MW), the Los Buenos Aires wind power plant (24 MW), the Sierra Gorda Este wind power plant (112 MW), the Finis Terrae solar power plant (160 MW), the Carrera Pinto solar power plant (97 MW), the Pampa Norte solar power plant (79 MW) and the La Silla solar power plant (1.7 MW). Enel Green Power del Sur SpA is wholly-owned by EGP Chile.

Empresa Nacional de Geotermia S.A.

Empresa Nacional de Geotermia S.A. is a joint venture between EGP Chile (holding a 51% interest) and Empresa Nacional del Petróleo S.A. (holding a 49% interest), a state-owned Chilean petroleum company. The business purpose of the company is to explore, develop and exploit geothermal energy through the production of electricity as well as the direct use of water and/or steam.

D. Property, Plants and Equipment.

EGP Chile owns 19 electricity generation power plants in Chile through its subsidiaries. A substantial portion of its cash flow and net income is derived from the sale of electricity produced by its electricity generation facilities. Significant damage to one or more of its main electricity generation facilities or interruption in the production of electricity, whether as a result of an earthquake, flood, volcanic activity, severe and extended droughts or any other such natural disasters, could have a material adverse effect on its operations.

The following table identifies the power plants that EGPL owned, all in Chile, by company and their basic characteristics as of December 31, 2017 and 2016:

			Installed Capacity(1)
Company	Power Plant Name	Power Plant Type	2017	2016
Enel Green Power del Sur SpA	Finis Terrae	Solar	160	160
	Sierra Gorda Este	Wind Farm	112	—
	Renaico	Wind Farm	88	88
	Carrera Pinto	Solar	97	97
	Pampa Norte	Solar	79	79
	Los Buenos Aires	Wind Farm	24	24
	La Silla	Solar	2	2

	Total capacity in Enel Green Power del Sur SpA		562	450

Empresa Eléctrica Panguipulli S.A.	Talinay Poniente	Wind Farm	61	61
	Lalackama I	Solar	60	60
	Pullinque	Hydropower	51	51
	Pilmaiquén	Hydropower	41	41
	Chañares	Solar	40	40
	Lalackama II	Solar	18	18

	Total capacity in Empresa Eléctrica Panguipulli S.A.		271	271

Parque Eólico Tal Tal S.A.	Tal Tal	Wind Farm	99	99

	Total capacity in Parque Eólico Tal Tal S.A.		99	99

Parque Eólico Valles de los Vientos S.A.	Valle de los Vientos	Wind Farm	90	90
	Ollagüe	Hybrid (Wind and Solar)	0.2	—

	Total capacity in Parque Eólico Valles de los Vientos S.A.		90.2	90

Parque Talinay Oriente S.A.	Talinay Oriente	Wind Farm	90	90

			90	90

Geotérmica del Norte S.A.	Cerro Pabellón	Geothermal	48	—

	Total capacity in Geotérmica del Norte S.A.		48	—

Almeyda Solar SpA	Diego de Almagro	Solar	36	36

	Total capacity in Almeyda Solar SpA		36	36

	Consolidated Installed Capacity		1,196	1,036

(1)	The installed capacity corresponds to the gross installed capacity, without considering the MW that each power plant consumes for its own operation.

Insurance

EGP Chile’s electricity generation facilities are insured against damage due to natural disasters such as earthquakes, fires, floods, other acts of god (but not for droughts, which are not considered force majeure risks, and are not covered by insurance) and from damage due to third-party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser. Based on geological, geotechnical, hydrological and engineering studies, management believes that the risk of the previously described events resulting in a material adverse effect on EGP Chile’s generation facilities is remote. Claims under EGP Chile’s insurance policies are subject to customary deductibles and other conditions. EGPL also maintains business interruption insurance providing coverage for the failure of any of its facilities for a period of up to 24 months, including the deductible period. The insurance coverage taken for its property is approved by each company’s management, taking into account the quality of the insurance companies and the needs, conditions and risk evaluations of each facility, and is based on general corporate guidelines.

Project Investments

EGP Chile continuously analyzes different growth opportunities in Chile. EGP Chile studies and assesses its project portfolio and seeks new opportunities, either by building new greenfield projects or by modernizing existing brownfield assets and improving in the performance of such assets from either an operational or environmental perspective. The expected start-up for each project is assessed and is defined based on the commercial opportunities and its financing capacity to fund these projects.

Currently, EGP Chile has a competitive pipeline of projects with short time-to-market because of current commercial opportunities through Power Purchase Agreements (“PPA”) contracts. EGP Chile expects to invest US$ 1.0 billion from 2018 to 2022 in development of the business and maintenance, including new capacity, and maintenance of high environmental and operational efficiency standards. The most important projects under development through 2024 are detailed below and are expected to result in 1,137 additional MW of power (comprised of 980 MW of solar power, 124 MW of wind power, and 33 MW of geothermal power). EGP Chile’s installed capacity is expected to increase from 1,196 MW in 2017 to 1,754 MW in 2022. EGP Chile expects that its production will increase more than 45% from 2017 to 2022 (from 3,144 GWh in 2017 to 4,677 GWh in 2022).

Campos del Sol I Project

The Campos del Sol I project is located in the Atacama region of Chile. It consists of a 339 MW solar power plant. This project was awarded to EGP Chile in the DisCo Tender 2016 and is expected to reach commercial operation in 2021. The land has been secured, the environmental approval has been obtained and power purchase agreements for 2021-2045 have already been confirmed. Synergies are expected with our Carrera Pinto solar project. Estimated total investment is expected to be US$ 277 million, of which US$ 4.6 million was incurred as of December 31, 2017.

Azabache Project

The Azabache project is located in the Antofagasta region of Chile. It consists of a 69 MW solar power plant. This project is expected to reach commercial operation in 2020. The land has been secured and the environmental approval has been obtained. The project has potential synergies with and will use the same land as the already operational Valle de los Vientos wind project as well as already existing transmission line towers. It will be the first wind and photovoltaic hybrid at an industrial scale in Chile. Estimated total investment is expected to be US$ 55 million, of which US$ 0.2 million was incurred as of December 31, 2017.

Renaico II Project

The Renaico II project is located in the Araucanía region of Chile. It consists of two projects, the Las Viñas project which consists of a 45 MW wind power plant and the Puelche project which consists of a 79 MW wind power plant. This project is expected to reach commercial operation in 2022. The land has been secured and the environmental approval is in process. Synergies are expected with the Renaico wind project with the use of existing infrastructure (including an existing substation and transmission line). Estimated total investment is expected to be US$ 188 million, of which US$ 0.4 million was incurred as of December 31, 2017.

Cerro Pabellón 3 Project

The Cerro Pabellón 3 project is located in the Antofagasta region in northern Chile. It consists of a 33 MW geothermal power plant. This project is expected to reach commercial operations in 2022. The land has been secured and the environmental approval is in process. Synergies are expected with the Cerro Pabellón geothermal project with the use of existing infrastructure (including an existing substation and transmission line). Estimated total investment is expected to be US$ 94 million, none of which was incurred as of December 31, 2017.

Campos del Sol II Project

The Campos del Sol II project is located in the Atacama region in northern Chile. It consists of a 150 MW solar power plant. This project is expected to reach commercial operation in 2023. The land has been secured and the environmental approval has been obtained. Synergies are expected with the Carrero Pinto solar project and the future Campos del Sol project. Estimated total investment is expected to be US$ 114.3 million, none of which was incurred as of December 31, 2017.

Cerro Pabellón PV Project

The Cerro Pabellón PV project is located in the Antofagasta region in northern Chile. It consists of a 12 MW solar power plant. This project is expected to reach commercial operation in 2023. The land has been secured. Synergies are expected with the Cerro Pabellón geothermal project with the use of existing infrastructure (including an existing substation and transmission line). Estimated total investment is expected to be US$ 12 million, none of which was incurred as of December 31, 2017.

Sol de Lila Project

The Sol de Lila project is also located in the Antofagasta region. It consists of a 122 MW solar power plant. This project is expected to reach commercial operation in 2023. The land has been secured and the environmental approval has been obtained. There is a possibility that this project will interconnect with the Argentine transmission system. Estimated total investment is expected to be US$ 98 million, of which US$ 0.7 million was incurred as of December 31, 2017.

Flor del Desierto Project

The Flor del Desierto project is also located in the Antofagasta region. It consists of a 50 MW solar power plant. This project is expected to reach commercial operation in 2023. The land has been secured and the environmental approval has been obtained. Estimated total investment is expected to be US$ 39 million, of which US$ 0.2 million was incurred as of December 31, 2017.

Los Manolos Project

The Los Manolos project is located in the Arica region in northern Chile. It consists of an 80 MW solar power plant. This project is expected to reach commercial operations in 2023. The land has been secured and the environmental approval has been obtained. Estimated total investment is expected to be US$ 63 million, of which US$ 0.27 million was incurred as of December 31, 2017.

Valle del Sol Project

The Valle del Sol project is located in the Antofagasta region. It consists of a 116 MW solar power plant. This project is expected to reach commercial operation in 2024. The land has been secured and the environmental approval has been obtained. Synergies are expected with the Finis Terrae I solar project. Estimated total investment is expected to be US$ 91 million, of which US$ 0.6 million was incurred as of December 31, 2017.

Finis Terrae II Project

The Finis Terrae II project is located in the Antofagasta region. It consists of a 42 MW solar power plant. This project is expected to reach commercial operation in 2024. The land has been secured and the environmental approval has been obtained. Synergies are expected with the Finis Terrae I solar project with the use of existing infrastructure (including an existing substation and transmission line). Estimated total investment is expected to be US$ 36 million, of which US$ 0.1 million was incurred as of December 31, 2017.

Major Encumbrances

As of December 31, 2017, EGPL had full ownership of its assets and they are not subject to material encumbrances.

Environmental Issues and Focus on Renewable Energy

In recent years, Chile and the region have seen an increase in the development of regulation and strategies to produce environmentally friendly NCRE. EGP Chile’s operating subsidiaries are subject to increasing environmental regulations. EGP Chile is required to perform environmental impact studies for future projects and obtain permits from both local and national regulators.

The governmental authorities have 120 days to review our environmental impact studies. In the case this study is qualified and well-founded, it may be extended, only once, up to 70 additional days. Once this period is expired, if the governmental authority has not reviewed the environmental impact study, it will be considered as favorably qualified. In the case of an environment impact statement, the governmental authorities have 70 days to review it. If it is considered qualified and well-founded, the environmental impact statement may be extended, but only once, for up to 30 additional days. Any deviation from the environmental license to operate could result in severe sanctions from authorities.

For its part, in the case of an Environmental Impact Statement, the respective Regional Environmental Assessment Office or the Executive Directorate of the Environmental Assessment Service, as the case may be, will have a period of sixty days to decide on the Environmental Impact Statement. In qualified and well-founded cases, this period may be extended, but only once, for up to thirty additional days.

Enel, the ultimate controlling shareholder of EGP Chile, aims for a complete de-carbonization of energy generation by 2050. The lost capacity resulting from the closure of existing coal power plants will be substituted with more environmentally friendly types of generation, focusing on NCRE.

NCRE plants provide energy with minimal environmental impact and without CO2 emissions. They are therefore considered technological options that strengthen sustainable energy development as they supplement the production of traditional generators.